Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Organization	Doing Business As
Fluent, LLC	Delaware
American Prize Center LLC	Delaware	Sweepstakes Entry Center
Deliver Technology LLC	Delaware
Find Dream Jobs, LLC	Delaware
Fluent Media Labs, LLC	Delaware
Reward Zone USA (LLC)	Delaware
RewardsFlow LLC	Delaware
Samples & Savings, LLC	Delaware
Search Works Media, LLC	Delaware
Sea of Savings (LLC)	Delaware
IDI Holdings, LLC	Delaware
Interactive Data, LLC	Georgia
HVGUS, LLC	Delaware